Exhibit 99.1

Kenon announces Early Repayment of Amounts Owed under Deferred Payment Agreement and Extension of related Guarantee and Share Pledge

Singapore, October 29, 2020. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing the repayment in full of the Deferred Payment Agreement (“DPA”) owing to Kenon, resulting in a payment to Kenon of approximately $218 million (approximately $188 million net of taxes).

The DPA represents deferred consideration in connection with the sale by Kenon’s wholly-owned subsidiary Inkia Energy Ltd. (“Inkia”) of its power generation and distribution business in Latin America and Caribbean (the “Inkia Business”) completed at the end of 2017. The original amount of the DPA was $175 million, maturing at the end of  December 2021, bearing interest at a rate of 8% per annum, payable in kind. The payment to Kenon represents an early repayment of the DPA pursuant to an agreement of the parties as described below.

Pursuant to the sale agreement for the Inkia Business, Inkia agreed to indemnify the buyer against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits. These indemnification obligations were supported by (a) a pledge of 32,971,680 shares of OPC, which represented 25% of OPC’s outstanding shares as of the date of the pledge, expiring at the end of December 2020 (the “OPC Pledge”), (b) the DPA and (c) a corporate guarantee from Kenon for all of the Inkia’s indemnification obligations expiring at the end of December 2020 (the “Guarantee”). The sale agreement provided that indemnification claims that are agreed by the parties or finally judicially determined may be offset or claimed against the OPC Pledge, DPA and Guarantee.

In connection with the agreement with the buyer of the Inkia Business to repay the DPA prior to scheduled maturity, the parties have agreed to increase the number of OPC shares pledged to 55,000,000 shares (representing approximately 31% of OPC’s shares) and to extend the OPC Pledge and the Guarantee until December 31, 2021. In addition, Kenon has agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and has agreed to restrictions on indebtedness, subject to certain exceptions.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the early repayment of the deferred payment agreement, including proceeds net of tax,  the requirement for Kenon to maintain minimum  cash and cash equivalents and restrictions on indebtedness, and the extension of the OPC Pledge and Guarantee and amount of pledged shares under the OPC Pledge and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to limitations imposed on Kenon in connection with the DPA repayment, the indemnification provisions under the sale agreement, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.